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                         SYNCHRONOSS TECHNOLOGIES, INC.
                               750 ROUTE 202 SOUTH
                                    SUITE 600
                          BRIDGEWATER, NEW JERSEY 08807



June 13, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Facsimile:  (202) 772-9210

Attn:  Daniel Lee, Esq.

         RE:  SYNCHRONOSS TECHNOLOGIES, INC.
              REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-132080)

Dear Mr. Lee:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synchronoss Technologies, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-132080) be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on Wednesday, June 14, 2006, or as soon thereafter as practicable.

         The Company hereby acknowledges that:

                  o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                  o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         By separate letter, the underwriters of the issuance of the securities being registered will join in this request for acceleration. This acceleration request supersedes the acceleration request filed by the Company as of June 12, 2006.



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Securities and Exchange Commission
Division of Corporate Finance
June 13, 2006
Page 2







         Thank you for your attention to this matter.


                                    Very truly yours,

                                    Synchronoss Technologies, Inc.



                                    By:  /s/ Stephen G. Waldis
                                         --------------------------------------
                                          Stephen G. Waldis
                                          President and Chief Executive Officer


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
cc:  Lawrence R. Irving, Synchronoss Technologies, Inc.
     Marc F. Dupre, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
     Angela N. Clement, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
     Keith F. Higgins, Ropes & Gray LLP
     Mary-Alice Brady, Ropes & Gray LLP
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